Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations	$17,389	$(8,913)	$76,443	$(88,299)	$(63,220)	$(111,541)	$(74,999)

Interest expense incurred, net	118,703	120,528	468,320	465,792	490,670	473,764	472,504
Amortization of deferred financing costs	2,974	3,005	17,006	10,114	12,327	9,577	9,923

Earnings before combined fixed charges and preferred distributions	139,066	114,620	561,769	387,607	439,777	371,800	407,428

Preferred Share/Preference Unit distributions	(3,466)	(3,466)	(13,865)	(14,368)	(14,479)	(14,507)	(22,792)
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	—	—	(6,154)
Preference Interest and Junior Preference Unit distributions	—	—	—	—	(9)	(15)	(441)

Earnings before combined fixed charges	$135,600	$111,154	$547,904	$373,239	$425,289	$357,278	$378,041

Interest expense incurred, net	$118,703	$120,528	$468,320	$465,792	$490,670	$473,764	$472,504
Amortization of deferred financing costs	2,974	3,005	17,006	10,114	12,327	9,577	9,923
Interest capitalized for real estate and unconsolidated entities under development	4,996	1,700	9,108	13,008	34,859	60,072	45,107
Amortization of deferred financing costs for real estate under development	—	—	—	2,768	3,585	1,986	1,521

Total combined fixed charges	126,673	125,233	494,434	491,682	541,441	545,399	529,055

Preferred Share/Preference Unit distributions	3,466	3,466	13,865	14,368	14,479	14,507	22,792
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	—	—	6,154
Preference Interest and Junior Preference Unit distributions	—	—	—	—	9	15	441

Total combined fixed charges and preferred distributions	$130,139	$128,699	$508,299	$506,050	$555,929	$559,921	$558,442

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.07	—	1.11	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.07	—	1.11	—	—	—	—

(1) For the quarter ended March 31, 2011 and the years ended December 31, 2010, 2009, 2008 and 2007, the coverage deficiencies approximated $14.1 million, $118.4 million, $116.2 million, $188.1 million and $151.0 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.

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